Mail Stop 3561

				August 9, 2005

James McDonald
Chief Financial Officer
Rocky Shoes and Boots, Inc.
39 East Canal Street
Nelsonville, OH 45764

		RE:	Rocky Shoes and Boots, Inc.
			File No. 0-21026
			Form 10-K for the year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005

Dear Mr. McDonald:

	We reviewed your response to our prior comment on the above referenced filings as set forth in your letter dated August 4, 2005.
Our review resulted in the following accounting comment.

Form 10-K for the Year Ended December 31, 2004

1. Based on the information you provided it appears that the following wholesale operating segments are quantitatively significant at the ten percent revenue level: Rocky - Manufactured, Rocky - Sourced, and Wholesale Accessories combined. Based on the information you provided it appears that these operating segments are economically dissimilar and should not be aggregated. Please revise your previous statement accordingly. Finally, we agree with your conclusion that you have separate military and retail reportable segments.

	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.






`
		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.





			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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Mr. James McDonald
Rocky Shoes and Boots, Inc.
August 9, 2005
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